

August 17, 2011

Via E-mail
Eugene R. Mallette
Chief Executive Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, UT 84601

      Re: **Alpine Air Express, Inc.**
                Schedule 13E-3 filed by Alpine Air Express, Inc.
                File No. 005-59541
                Filed July 25, 2011

                Preliminary Proxy Statement on Schedule 14C
                File No. 000-27011
                Filed July 25, 2011

Dear Mr. Mallette:

We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Mr. Eugene Mallette is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include him as a filing person. For help in making this determination, please review Interpretive

Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. We may have further comment.

Houlihan Valuation Advisors Fairness Opinion

2. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise your proxy statement to summarize any and all presentations made by HVA during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. For example, we note HVA conducted a preliminary valuation as of March 31, 2011, dated May 25, 2011, a draft valuation on May 4, 2011, and an updated letter on July 21, 2011.

3. We note that you have filed the HoulihanValuation Advisors fairness opinion with the Schedule 13E-3. Please revise to append the fairness opinion to the proxy statement.

4. When you reposition the July 22, 2011 opinion as an annex to the proxy statement, please either revise it so that it stands alone or also include the earlier opinion of which this one appears to be merely a "bring down" opinion. Shareholders should be able to find whether an opinion as to fairness has been rendered, not merely an opinion that contains a sentence such as that the "fundamental question now at hand is whether the Company's value has maintained itself at the March 31, 2011 level."

5. Please have Houlihan revise its opinion to remove the statement in the last paragraph that the opinion is provided "solely" for the Special Committee as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Houlihan's belief that shareholders cannot rely upon the opinion to support any claims against Houlihan arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Houlihan). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Houlihan would have no effect on the rights and responsibilities of either Houlihan or your board of directors under the federal securities laws.

Schedule 14C

General

6. We note statements throughout the filing that HVA opined that the transaction is fair to the stockholders and that the consideration to be paid to unaffiliated stockholders who will receive cash payments is fair from a financial point of view to unaffiliated non-continuing and continuing stockholders. We also note that the opinion provided by HVA does not appear to specifically state that the consideration to be paid is fair to these stockholders but merely concludes that the "fair value" of the stock has "increased to $0.16482 per share." Please reconcile the opinion with the statements made in the filing regarding the fairness opinion or advise.

7. We note that this document has been filed as an information statement subject to the requirements of Schedule 14C. In that regard, we note the document relates to a special meeting of stockholders to vote on proposed amendments to your certificate of incorporation in connection with the reverse and forward stock splits. Because the document relates to a solicitation, it should have been filed under the cover of a Schedule 14A. Please refile the document on EDGAR as a preliminary proxy statement, and please ensure that the filing contains all of the requirements of Schedule 14A as opposed to the requirements of Schedule 14C. In the alternative, please advise us.

8. Please tell us what consideration you have given with regards to any obligations to post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Summary Term Sheet, page 5

Effects of Transaction, page 6

9. Please revise the summary to describe the benefits and detriments of the transaction. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies.

Special Factors, page 6

Background of the Transaction, page 6

10. Please revise the Background section to further describe each contact, meeting, or discussion that took place and the substance of the discussions or negotiations at each

meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. For example, describe why the issuer decided to conduct the reverse and forward stock splits at this particular time in the issuer's operating history, as opposed to another time, and how they decided upon the Consideration Price.

11. It is unclear who set the price being offered for fractional shares, the special committee, the board, or the investment advisor. Please revise as appropriate to clarify. It is also unclear why the price offered is appropriate or fair for shares in a company which has been consistently profitable even in a challenged economy. Please revise to clarify.

Factors Considered by the Special Committee, page 10

12. Please specify the "historical market prices" that support your determination that the transaction is fair to unaffiliated stockholders who will be cashed out. In addition, please specify the "market value…during the time frame prior to the decision to move forward with the Transaction."

13. We note that you refer to the ability of stockholders to purchase additional shares in order to remain stockholders. Please revise to address the difficulty in purchasing shares due to the relatively illiquid market for your stock so that shareholders may not be able to purchase additional shares in order to remain stockholders.

14. We note that you intend to disseminate certain financial information after the transaction; please further describe the financial information you will provide and state whether you will disseminate audited financial statements to your stockholders after the transaction.

15. We note that the board adopted the analysis and conclusions of the special committee. Please specifically state that the board believes that the transaction is fair to each group of unaffiliated stockholders: to those unaffiliated stockholders who will be cashed out and those unaffiliated stockholders who will continue to hold common stock.

16. Please state that the transaction is not structured so that the approval of at least a majority of unaffiliated stockholders is required. Refer to Item 1014(c) of Regulation M-A.

17. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed net book value, going concern value, and historical market prices during the past two years. See Q&A No. 20 in Exchange Act Release No. 17719.

Effects of the Transaction, page 13

18. Please revise, here or in another appropriate location, to disclose what plans the issuer has if it does not complete the reverse and forward stock splits. In addition, please confirm your understanding that you are required to report promptly the results of the Rule 13e-3 transaction as a final amendment to the Schedule 13E-3. See Rule 13e-3(d)(3).

19. We note that you state that you would suspend or withdraw the reverse stock split if you were to enter into a definitive sale agreement or other strategic transaction. Please revise to clarify that currently you are not seeking or negotiating any sale or other strategic transactions, or advise us.

Effects of the Transaction on our Affiliates, page 14

20. Please describe each affiliate's interest in net book value and net earnings. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Reports, Opinions or Appraisals, page 16

Opinion of Houlihan Valuation Advisors, page 16

21. Please revise to describe the qualifications of HVA and the method of selection. Refer to Item 1015(b)(2) and (3) of Regulation M-A.

22. Please revise the second paragraph of this section to clarify, if true, that "those stockholders" refer to both the unaffiliated non-continuing stockholders and the unaffiliated continuing stockholders.

23. Please substantially revise this entire section to provide the results of each valuation approach and how HVA arrived at these results. Refer to Item 1015(b)(6) of Regulation M-A. For example, please provide the results and the underlying data of the guideline company analysis, the comparable transaction analysis, the recent transaction analysis, the hypothetical liquidation value analysis, and any other valuation analysis conducted. Specifically disclose whether there were high, low, average or median values calculated, and include any comparable information for the issuer. We suggest presenting this additional information in tabular format. Please also revise to describe how the results support the determination that the consideration is fair to unaffiliated non-continuing and continuing shareholders. The more specific comments below are designed to guide you in substantially revising this section.

24. Please revise the bullet points on page 17 to clarify the "generally recognized" financial analysis and valuation procedures undertaken and the nature of the "publically available transaction data," the "public market data," and the "private market data" analyzed.

HVA Valuation as of March 31, 2011, page 18

25. We note that you state in the first paragraph of this section that when "various valuation approaches" were used the value derived from a hypothetical liquidation was lower. However, in the second paragraph of this section you state that the same methodology was followed in analyzing the proposed transaction and the conclusion reached was "similar" in that the value on a hypothetical liquidation basis was "greater." Please reconcile these two inconsistent statements or advise.

Review of Company Operating Results, page 18

26. Please revise this section to disclose in greater detail how the analysis of each of the company's performance metrics influenced the valuation of the company's share price and informed the determination that the share price was fair to the non-continuing and continuing stockholders. For example, specifically disclose your determination that Alpine Air's "relatively stable and profitable" performance, "significant debt," acceptable liquidity, and ability to cover its debt financing obligations contributed to the valuation and the determination that the share price was fair.

Guideline Company Analysis, page 21

27. Please revise to disclose the names of the firms in the same industry that HVA compared with Alpine Air. If some firms in the same industry were not included in the comparison, disclose why. Please also clarify how "from its relative standing in the industry," HVA inferred "market value ratios." Specifically disclose Alpine Air's standing in the industry, the market values inferred, and the other industry ratios used. Please also disclose how HVA determined that the firms used were comparable to Alpine Air.

Comparable Transaction Analysis, page 21

28. Please revise to disclose the transactions that were analyzed, including how they were selected, and "estimates of value" in terms of revenue, EBITDA, book value and earnings multiples at which HVA arrived. Please also disclose the results of the single period capitalization of future earnings, the discount rate and long-term growth rate used and the reasons these rates were used. Define the "Gordon Growth Model."

Analysis of Recent Transactions of Alpine Stock, page 21

29. Please revise to disclose the inputs involved in the analysis of recent transactions of Alpine Stock, including all stock trades and transactions analyzed. Please disclose how the trading history and transactions were weighted and why such weighting was used. Disclose the going concern value at which you arrived using this method. If any trades or transactions were excluded from the analysis, please disclose these and explain the reasoning behind their exclusion.

Hypothetical Liquidation Value, page 22

30. Please revise to disclose the "hypothetical liquidation value" at which HVA arrived and the inputs used to arrive at this value. Please also compare this to the going concern value for the company and disclose how HVA arrived at this going concern value.

Relevant Market and Economic Factors, page 22

31. We note that the summary regarding the valuation analysis is "not a comprehensive description of all analyses and factors considered by HVA." Please revise to clarify that you have described all material analyses and factors considered by HVA.

Related Party Transactions, page 23

32. Please revise to identify the officer and major stockholder in each transaction. Please state the outstanding or principal amount of the loan that is guaranteed by the major stockholder.

Federal Income Tax Consequences of the Transaction, page 24

33. Please revise to state that each of the officers and directors will remain stockholders after the reverse and forward stock splits.

Market for Common Stock, page 27

34. Please revise to update the high and low bid information for July 31, 2011.

Exhibits

35. We note that you have filed the Certificate of Amendment, Form 10-K and Form 10-Q as exhibits; please revise to append these documents to the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person, and if applicable, its management are in possession of all facts relating to such filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chanda DeLong at (202) 551-3490, Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3411, or me at (202) 551-3755 with any questions.

Sincerely,

/s/ Justin Dobbie for

Max A. Webb
Assistant Director